DEAL MEMORANDUM

         This memorandum reflects the terms of the agreement reached by American Financial Holding, Inc. ("American Financial Holding") and Tambora Financial Corporation ("Tambora"), and effective as of September 25, 1997. This agreement was approved by the American Financial Holding Board of Directors on September 23, 1997, and by the Tambora Board of Directors on September 23, 1997.

         A. American Financial Holding represented that it held all issued and outstanding shares of Income Builders, Inc., and that it would transfer all issued and outstanding shares of Income Builders, Inc. to Tambora upon Tambora's payment of the following consideration:

                  (1) $500,000 in cash; and

                  (2) issuance to American Financial Holding of an aggregate of 4,899,533 shares of Tambora stock as follows:

                           (a) 4,279,449 shares to be distributed to American
                  Financial Holding's stockholders at the rate of one share of Tambora stock for each share of American Financial Holding stock held as of the date of the agreement;

                           (b) 320,000 shares to satisfy American Financial
                  Holding's antidilution obligation to East Bay Trust in connection with funding provided by it prior to December 31, 1997, and

                           (c) 300,084 shares in order for American Financial
                  Holding to offer shares in Tambora to certain unaffiliated persons who had invested $300,084 in preferred stock of Triad Financial Corporation, a previous subsidiary of American Financial Holding. Triad Financial Corporation was unsuccessful in obtaining the capital required to implement its business plan and has been dissolved. Such 300,084 shares will be distributed to such former investors in Triad in satisfaction of their right to convert Triad preferred stock into American Financial Holding common stock.

American Financial Holding acknowledges receipt of a stock certificate representing all of the issued and outstanding shares of Income Builders, Inc.

         B. American Financial Holding acknowledges receipt of a stock certificate for 4,899,533 shares of Tambora.

         C. The parties intend that this agreement shall be binding on the parties as of the date first mentioned above, although the sale shall not close until the entirety of Tambora's consideration has been paid to American Financial Holding. Upon Tambora's payment of the agreed-upon consideration to American Financial Holding, American Financial Holding shall transfer all issued and outstanding shares of Income Builders, Inc. to Tambora.

         ACCEPTED AND CONFIRMED:

                                                AMERICAN FINANCIAL HOLDING, INC.


                                                By: /s/ Kenton L. Stanger
                                                    ---------------------
                                                    Kenton L. Stanger, President
                                                    October 24, 2000

                                                TAMBORA FINANCIAL CORPORATION


                                                By: /s/ Raymond L. Punta
                                                    --------------------
                                                    Raymond L. Punta, President
                                                    October 24, 2000